Rec'd 7/18/02

Vf 8-5-02

02023475 ...TES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE ...
8- 26421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRANBOURNE SECURITIES LIMITED

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C. JUL 18 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BRITISH COLUMBIA HOUSE 1-3 REGENT STREET
(No. and Street)

LONDON ENGLAND (U.K.) SW1Y 4NS
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. W. SAFRAN 44-020-79730111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE + TOUCHE
(Name — *if individual, state last, first, middle name*)

1 STONECUTTER STREET LONDON ENGLAND (U.K.) EC4A 4TR
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays...

OATH OR AFFIRMATION

I, HENRY W. SAFRAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRANBOURNE SECURITIES LIMITED, as of SEPTEMBER 30, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
ALEISHA WOODWARD
CONSUL OF THE
UNITED STATES OF AMERICA LONDON
ENGLAND DULY COMMISSIONED AND
QUALIFIED THIS Nineteenth
DAY OF November 2001

Signature

MANAGING DIRECTOR
Title

Notary Public
ALEISHA WOODWARD
VICE-CONSUL
UNITED STATES OF AMERICA
LONDON, ENGLAND
COMMISSION INDEFINITE

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche

CRANBOURNE SECURITIES LIMITED

Report and Financial Statements

30 September 2001

Deloitte & Touche
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

CRANBOURNE SECURITIES LIMITED

Deloitte & Touche

REPORT AND FINANCIAL STATEMENTS 2001

CONTENTS

Audit File

J20 7936 3000
.ıal + 44 20 7936 3000
.3): 020 7583 1198
JX 599
.w.deloitte.co.uk

Deloitte & Touche

CRANBOURNE SECURITIES LIMITED

ACCOUNTANTS' REPORT TO THE DIRECTORS

We have audited the financial statements on pages 3 to 8 which have been prepared under the accounting policies set out on page 8.

Respective responsibilities of directors and auditors

As described on page 2 the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards in the United Kingdom issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 30 September 2001 and of its net loss for the year then ended.

Deloitte & Touche

Chartered Accountants

19 November 2001

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are responsible for the preparation of the financial statements which give a true and fair view. In preparing them, the directors are required to select suitable accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent, and to prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business. The directors are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

CRANBOURNE SECURITIES LIMITED

Deloitte & Touche

STATEMENT OF FINANCIAL CONDITION
30 September 2001

ASSETS

	Note	2001	2000
		$	$
Cash and cash equivalents	6	43,012	64,414
Securities at market value		83,711	94,358
Receivables from non-customers		7,239	5,346
Furniture and equipment at cost less accumulated depreciation		1,473	1,478
TOTAL ASSETS		135,435	165,596
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accrued expenses and other liabilities		20,296	40,607
SHAREHOLDERS' EQUITY	4		
Ordinary shares, $1 par value: authorised 4,900 shares; issued and outstanding 4,900 shares		4,900	4,900
Preference shares, $1 par value: authorised 5,100 shares; issued and outstanding 5,100 shares		5,100	5,100
Capital in excess of par value		52,500	52,500
Retained earnings		52,639	62,489
TOTAL SHAREHOLDERS' EQUITY (EQUITY SHAREHOLDERS' FUNDS)		115,139	124,989
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		135,435	165,596

The accompanying notes on page 8 are an integral part of these financial statements.

Approved by the Board of Directors on 15 November 2001.

H W Safran

CRANBOURNE SECURITIES LIMITED

Deloitte & Touche

STATEMENT OF EARNINGS
Year ended 30 September 2001

	Note	2001 $	2000 $
REVENUE			
Commissions		72,967	86,476
Net gain on principal transactions		11,524	18,814
Net gain/(loss) on foreign currency translation		1,580	(1,702)
Interest receivable		9,231	6,547
Fee income		6,652	2,371
TOTAL REVENUE		101,954	112,506
EXPENSES			
Commissions paid to shareholders	3	29,200	30,906
Management and consulting fees		12,000	12,000
Occupancy		17,160	6,926
Travel and entertainment		79	1,022
Communications		4,249	6,197
Officers' compensation		18,572	17,759
Professional services		10,108	12,558
Depreciation		1,302	1,237
Other expenses		16,074	18,685
TOTAL EXPENSES		108,744	107,290
NET (LOSS)/EARNINGS		(6,790)	5,216

All operations are continuing and there are no recognised gains or losses other than those disclosed in the statement of earnings.

The accompanying notes on page 8 are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended 30 September 2001

	TOTAL $	Ordinary shares $	Prefer-ence shares $	Capital in excess of par value $	Retained earnings $
SHAREHOLDERS' EQUITY - 1 October 2000	124,989	4,900	5,100	52,500	62,489
Net loss	(6,790)	-	-	-	(6,790)
Dividend on preference shares, (proposed $0.60 per share)	(3,060)	-	-	-	(3,060)
SHAREHOLDERS' EQUITY - 30 September 2001	115,139	4,900	5,100	52,500	52,639

The accompanying notes on page 8 are an integral part of these financial statements.

CRANBOURNE SECURITIES LIMITED

Deloitte & Touche

CASH FLOW STATEMENT
Year ended 30 September 2001

	Note		2001		2000
		$	$	$	$
Net cash (outflow)/inflow from operating activities	1		(26,276)		18,883
Returns on investments and servicing of finance	2		9,231		6,547
Capital expenditure	3		(1,297)		(829)
			(18,342)		24,601
Equity dividends paid			(3,060)		(3,060)
(Decrease)/increase in cash			(21,402)		21,541

Reconciliation of net cash flow to movement in net funds				
(Decrease)/increase in cash in year	(21,402)		21,541	
Change in net funds		(21,402)		21,541
Net funds at beginning of year		64,414		42,873
Net funds at end of year		43,012		64,414

NOTES TO THE CASH FLOW STATEMENT
Year ended 30 September 2001

1. RECONCILIATION OF OPERATING EXPENDITURE TO NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

	2001 $	2000 $
Expenditure (net earnings less interest receivable)	(16,021)	(1,331)
Depreciation	1,302	1,237
(Increase)/decrease in operating assets:		
Receivables from non customers	(1,893)	(929)
Securities at market value	10,647	18,207
(Decrease)/increase in operating liabilities:		
Accrued expenses and other liabilities	(20,311)	1,699
CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	(26,276)	18,883

2. RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

	2001 $	2000 $
Interest received	9,231	6,547

3. CAPITAL EXPENDITURE

	2001 $	2000 $
Purchase of furniture and equipment	1,297	829

4. ANALYSIS OF CHANGES IN NET FUNDS

	At 1 October 2000 $	Cash Flows $	At 30 September 2001 $
Cash at bank and in hand	64,414	(21,402)	43,012

The accompanying notes on page 8 are an integral part of these financial statements.

NOTES TO THE ACCOUNTS
Year ended 30 September 2001

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

1. **SIGNIFICANT ACCOUNTING POLICIES**

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis which is not significantly different from a trade date basis.

Securities owned are stated at quoted market values with the resulting unrealised gains or losses reflected in income.

Depreciation on furniture and equipment is provided on a straight line basis using estimated useful lives of four years. No depreciation is provided in the year of purchase.

Foreign currency balances are translated into U.S. dollars at the rates of exchange on 30 September 2001. Transactions throughout the year have been translated at the prevailing rates at the times of the transactions. Currency translation differences are reflected within revenue in the statement of earnings.

2. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The rule, in the case of the Company, requires that the net capital, as defined, shall be at least the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. The rule prohibits the Company from declaring dividends if its net capital is less than the greater of one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required. As of 30 September 2001 the Company had net capital of $105,005 which exceeded its requirement of $50,000 by $55,005.

3. **RELATED PARTY TRANSACTIONS**

The bulk of the Company's business is transacted by one shareholder. This shareholder is remunerated on the basis of a fixed salary together with an agreed percentage of all commissions earned.

4. **SHAREHOLDERS' EQUITY**

In the event of any liquidation, dissolution or winding up of the Company, the preference shareholders are entitled to 51% of the equity in the Company plus any unpaid cumulative dividends on preference shares declared to the date of liquidation. Preference shareholders are therefore treated as part of equity shareholders' funds. Dividends to preference shareholders are cumulative only to the extent they are declared. As of 30 September 2001 there were no dividends in arrears. The directors propose a dividend of $3,060 (2000 - $3,060) on the preference shares for the year to 30 September 2001.

5. **INCOME TAXES**

The Company is a British Virgin Islands Corporation. In the opinion of the directors, there is no liability for British Virgin Islands income taxes for the current year.

6. **CASH AND CASH EQUIVALENTS**

This balance includes $27,951 (2000 - $46,181) held in cash accounts by the Company's clearing broker.

CRANBOURNE SECURITIES LIMITED

Deloitte & Touche

SUPPORTING SCHEDULE

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year ended 30 September 2001

	$
NET CAPITAL	
Shareholders' equity	115,139
DEDUCTIONS AND CHARGES	
Non allowable assets:	
Receivables from non-customers	(7,239)
Furniture and equipment	(1,473)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	106,427
Haircuts on securities positions	(1,422)
NET CAPITAL	105,005
Minimum net capital requirement:	
6 2/3% of aggregate indebtedness of $1,353 or $50,000 whichever is greater	(50,000)
EXCESS NET CAPITAL	55,005
Percentage of aggregate indebtedness to net capital	19.33%
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	20,296
TOTAL AGGREGATE INDEBTEDNESS	20,296

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.